Exhibit 99.1

Medigus Signs a Licensing and Sale Agreement for the MUSE™ in Greater China for $3 Million

The company is acting to further commercialize and engage in additional similar MUSE™ licensing and sale agreements in additional territories

OMER, Israel, June 3, 2019 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a pioneer developer of minimally invasive endo-surgical tools and an innovator in direct visualization technology, today announced the signing of a $3,000,000 agreement with Golden Grand for the know-how licensing and sale of goods for Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao.

Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.) has been Medigus’s distributor of the Ultrasonic Surgical Endostapler (MUSE™) systems in China since 2015.

Under the terms of the agreement, for the license, training services and goods sold, Golden Grand will pay Medigus the consideration in four installments until the assembly of a production line in China is completed.

The company is acting to further commercialize and engage in additional similar MUSE™ licensing and sale agreements in additional territories.

The MUSE™ system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of Medigus’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration are at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):
Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com